Exhibit 99.1

Hudson Capital Combines with Freight App, Inc., Adopts its Leadership

Team and US Headquarters

- Management to Host Webinar on February 23 -

HOUSTON, TX - February 15, 2022 (GLOBE NEWSWIRE) — Hudson Capital Inc. (NASDAQ: HUSN) (Hudson) acquired 100% of Freight App, Inc. (Fr8App) as a wholly owned subsidiary on Monday, February 14, 2022. As part of the transaction, Hudson appointed Fr8App’s leadership to replace Hudson’s retiring board, CEO Warren Wang, and CFO Man Yun and adopted Fr8App’s U.S. Headquarters in Houston, Texas. Effective February 15, 2022, Hudson Capital, Inc. named Javier Selgas as CEO and Paul Freudenthaler as CFO. The newly appointed Board of Directors includes Selgas and independent directors Nicholas Adler, Marc Urbach, and William Samuels.

Selgas stated, “This merger is a culmination of nearly two years of dedicated work and investment. I want to thank Mr. Wang and Mr. Yun for their involvement in this process and to also thank the former board of directors for their service. We are grateful for their contributions and are excited to now be a part of a US-headquartered, publicly listed company.”

“We believe, Fr8App, a U.S.-headquartered, North American company, is fast becoming a leader in transportation logistics technology with a focus on US-Mexico cross-border shipping. Fr8App grew revenue by 119% in 2020 and based on preliminary results, by 134% in 2021 over the prior year. Fr8App offerings provide compelling solutions to carrier and shipper partners and to logistics industry needs in general in a freight market that is second only in size to the US domestic fleet market,” concluded Selgas.

Freudenthaler said, “Confident in Fr8App’s long-term growth, Fr8App shareholders invested over $20 million in the company over the past 18 months. Over the next several quarters, we expect to simplify our capital structure. As a public company, we plan to capitalize on a number of growth opportunities which may include developing additional technology and/or acquiring complementary offerings to our present suite of solutions.”

Fr8App Webinar

CEO Javier Selgas, CFO Paul Freudenthaler and President Mike Flinker will hold a webinar on Wednesday, February 23, 2022 at noon ET to discuss the company and its vision for 2022.

About Hudson Capital Inc. and Freight App, Inc.

Freight App, Inc. (Fr8App), North American transportation logistics technology platform company focused on US-Mexico cross-border shipping, is a wholly-owned subsidiary of Hudson Capital Inc. (NASDAQ: HUSN) headquartered in Houston, Texas. Fr8App, focusing on truckload freight for domestic and cross-border markets in Mexico, the US and Canada, makes shipping simple, transparent, and efficient. Fr8App uses its proprietary technology platform to connect carriers and shippers and significantly improve matching and operation efficiency via innovative technologies such as live pricing and real-time tracking, digital freight marketplace, broker, transportation management, fleet management, and committed capacity solutions.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Hudson Capital’s and Fr8App’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Hudson Capital’s and Fr8App’s expectations with respect to future performance and anticipated financial impacts of the acquisition.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Hudson Capital’s and Fr8App’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the impact of COVID-19 pandemic on Fr8App’s business; (2) the inability to obtain or maintain the listing of Hudson Capital’s ordinary shares on Nasdaq; (3) the risk that the acquisition disrupts current plans and operations as a result of the announcement and consummation of the merger; (4) the ability to recognize the anticipated benefits of the merger, which may be affected by, among other things, competition, the ability of Fr8App to grow and manage growth profitably, and retain its key employees; (5) costs related to the merger; (6) changes in applicable laws or regulations; (7) the possibility that Hudson Capital or Fr8App may be adversely affected by other economic, business, and/or competitive factors; (8) risks relating to the uncertainty of the projected financial information with respect to Fr8App; (9) risks related to the organic and inorganic growth of Fr8App’s business and the timing of expected business milestones; and (10) other risks and uncertainties identified, including those under “Risk Factors”, to be filed by in Hudson Capital’s other filings with the SEC. Hudson Capital cautions that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Hudson Capital and Fr8App caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Hudson Capital and Fr8App do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

Fr8App Contact:

Kirsten Chapman, LHA Investor Relations, fr8app@lhai.com, 415.433.3777